Nestlé





PRESS RELEASE



# Resignation of Mrs. Nelly Wenger

Vevey, 19 December 2006 – Mrs. Nelly Wenger has informed Nestlé of her decision to resign as Managing Director of Nestlé Switzerland in order to secure the best possible conditions for her full recovery and allow the Company to ensure management continuity at its Swiss subsidiary. Nestlé expressed its gratitude for Mrs. Wenger's commitment over the two years she spent at the helm of Nestlé Switzerland and for her understanding, and wishes her a complete recovery.

Mr. Hervé Cathelin, who had been asked to take over operational responsibility of Nestlé Switzerland during her leave of absence for health reasons, will continue to head the Swiss market.



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| **Contacts:** | *Media:* | *François-Xavier Perroud* | *Tel.: +41-21-924 2596* |
| | *Investors:* | *Roddy Child-Villiers* | *Tel.: +41-21-924 3622* |